767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

May 13, 2020

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested Dun & Bradstreet Holdings, Inc.

with respect to portions of this letter.

VIA EDGAR TRANSMISSION

FOIA Confidential Treatment Request Under 17 C.F.R §200.83

Jennifer López
Staff Attorney

Office of Trade and Services
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Dun & Bradstreet Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on March 25, 2020
CIK No. 0001799208

Dear Ms. López:

On behalf of our client, Dun & Bradstreet Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated April 7, 2020.  In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001799208) (the “Registration

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Statement”).  We will send to the Staff under separate cover via email a courtesy copy of Amendment No. 2 marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.  In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 2.

On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this letter pursuant to Rule 83 promulgated by the Commission (17 C.F.R. § 200.83). This letter is accompanied by such request for confidential treatment because of the confidential financial information discussed in this letter. A redacted version of this letter will be filed with the Commission on EDGAR, omitting the confidential information.

Amendment No. 1 to Draft Registration Statement on Form S-1

Non-GAAP Financial Measures, page 17

1.                                      We reviewed your response to comment one. We believe that adjustments intended to eliminate the impact of purchase accounting result in non-GAAP measures based on individually tailored recognition and measurement methods. Therefore, please revise future filings to remove the deferred revenue purchase accounting adjustment from your non-GAAP measures. Refer to Question 100.04 of the non-GAAP C&DIs and Rule 100(b) of Regulation G.

The Company respectfully asks the Staff to reconsider its position set forth in the comment based on the following considerations:

A.            The Company’s non-GAAP presentation takes into account the one-time unique nature of the Take-Private Transaction, fosters comparability of the Company’s results in historical and future periods presented and provides transparency to investors. The Take-Private Transaction was a one-time unique transaction given that it involved the entire business of the Company. However, there was no material change to the underlying business of the Company as a result of the Take-Private Transaction. Notwithstanding that the business did not change, the fair value adjustment under Accounting Standards of Codification Topic 805, Business Combinations (“ASC 805”) causes significant differences when comparing results of operations before and after the Take-Private Transaction. As a result of the fair value adjustment, revenue declined in 2019 as compared to 2018, which is not reflective of the performance of the

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business in 2019 or the impact of the revenue generating activities of the Company in each such period. Due to the business primarily contracting through annual subscriptions, the majority of the revenue and the performance obligation are contained within a twelve month period. As a result, the impact is almost completely contained within 2019 and has very little impact in the outer years. In addition, the significant reduction in 2019 revenue attributable to the deferred revenue adjustment will not allow the Company to present important information about the change in revenue generated by its operations from 2019 to 2020. The following table sets forth a comparison of (i) Adjusted Revenue and (ii) Adjusted EBITDA, both presented with and without the proposed deferred revenue purchase accounting adjustment for 2018, 2019 and 2020 (on an illustrative basis), before the effects of foreign exchange rate changes:

With Company Adjustment:	2018(1)	2019(2)	2020(3)			YOY ‘19	YOY ‘20
Adjusted Revenue	$1,716.4	$1,757.4	$	[***	]	2.4%	[***	]%
Adjusted EBITDA	$568.6	$707.3	$	[***	]	24.4%	[***	]%

Without Company Adjustment:	2018	(1)	2019	(2)	2020		(3)	YOY ‘19	YOY ‘20
Adjusted Revenue(4)	$1,716.4		$1,618.5		$	[***	]	-5.7%	[***	]%
Adjusted EBITDA	$568.6		$568.4		$	[***	]	0.0%	[***	]%

(1)  Actual results for the Predecessor.

(2)  Combined 2019 results for the Company and Predecessor.

(3)  Illustrative 2020 results for the Company.

(4)  2019 revenue adjusted for $25.9 million international lag adjustment.

The Company believes that its proposed deferred revenue adjustment will provide investors and other users of its financial statements with meaningful information about the performance of its revenue generating activities and the profitability of its operations and enhances the comparability of its results of operations from period to period. This is particularly important in being able to assess 2019 performance given the size of the impact on the deferred revenue resulting from the unique one-time nature of the adjustment resulting from the Take-Private Transaction.  The Company is also mindful that showing a decline in revenue from 2018 to 2019 followed by [***] associated with non-operational activities could be misinterpreted by analysts and investors.  Moreover, the Company believes that the proposed adjustment to the Adjusted Revenue, Adjusted EBITDA and Adjusted Net Income measures fosters comparability of similar measures presented by its peer companies who have not executed a similar transaction to the Take-Private Transaction. The Company believes that its proposed presentation will facilitate comparisons of the

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Company’s performance to that of its peer group since it would allow the Company to show its results without giving effect to the accounting impact of the Take-Private Transaction, which was a one-time, nonrecurring change of control transaction for the entire company that was unique to the Company.

B.            The Company’s proposed presentation is consistent with the non-GAAP information provided by the Predecessor. Prior to February 8, 2019 and the consummation of the Take-Private Transaction, the Predecessor was a public company. The Company respectfully advises the Staff that the Predecessor also used non-GAAP measures, which included adjustments to revenue to eliminate the effect on revenue due to purchase accounting fair value adjustments to deferred revenue, to evaluate its performance and manage its business, as noted in its annual and quarterly reports commencing with its annual report on Form 10-K for the year ended December 31, 2015. The Predecessor also included the proposed adjustment in its presentation of its non-GAAP measures in its earnings releases after December 31, 2015. Accordingly, the Company’s proposed adjustment is consistent with the historical performance metrics used by the Predecessor and will allow financial analysts who covered the Predecessor and investors that may have invested in the Predecessor to more easily compare the results of operations of the Company with those of the Predecessor.

C.            The Company’s proposed presentation takes into consideration the Staff’s guidance in Question 100.04 of the non-GAAP C&DIs and Rule 100(b) of Regulation G. The Company reviewed and considered Question 100.04 of the Compliance and Disclosure Interpretations (“CDI 100.04”) on Non-GAAP Measures in addition to Rule 100(b) of Regulation G when deciding on its proposed treatment of the deferred revenue purchase accounting adjustment in its non-GAAP measures. The Company notes that CDI 100.04 focuses on a scenario where “a registrant presents a non-GAAP performance measure that is adjusted to accelerate revenue recognized ratably over time in accordance with GAAP as though it earned revenue when customers are billed.”  In accordance with ASC 805, all of the Company’s deferred revenue on February 8, 2019 was written down to its fair value as of the acquisition date, resulting in a reduction of deferred revenue and revenue to be recognized post-acquisition in accordance with GAAP by approximately $155 million, of which $139 million and $[***] is related to the 2019 and 2020 client contractual performance obligation, respectively. In typical applications, this type of adjustment would be relatively small and immaterial and not taking it into account would not have a significant impact. However, in the unique circumstance of the Take-Private Transaction, the deferred revenue adjustment is significant and would result in approximately $155 million in revenue generated by the operations and business activities of the Predecessor in 2019 never be recorded as revenue by either the Predecessor or the Company. The Company also notes that, unlike the scenario set forth in CDI 100.04, the presentation of Adjusted Revenue, Adjusted EBITDA and Adjusted Net Income as adjusted by the elimination of the effect on revenue due to purchase accounting fair value adjustments to deferred revenue does not accelerate or delay the timing or amount of revenue recognized when considered on an annual basis. On the contrary, it

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merely allows the Company to reflect the impact of revenue generated by its operations in the period in which the Company’s revenue generating activities occurred. The Company believes that its proposed presentation, which supplements the GAAP presentation, provides meaningful information about the underlying performance of its business to management and investors. In addition, the Company believes that the absence of this adjustment would leave investors with an incomplete picture of the performance of such activities for both the Predecessor and the Company.

For these reasons, the Company believes that the non-GAAP presentation provides useful information to investors and is appropriate and, accordingly respectfully asks the Staff to reconsider its position.

2.                                      Please expand your disclosures to clarify why your non-GAAP measures, that exclude amortization of intangible assets, are useful to investors in light of the fact that the related intangible assets appear to be directly related to the generation of revenue.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 17, 19 and 71 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 69

3.                                      Please tell your consideration of discussing results of operations and financial condition set forth in the audited financial statements supplemented by a discussion based upon fiscal 2019 and 2018 pro forma financial information giving effect to the Take-Private Transaction on January 1, 2018.  Please note that supplemental discussions based on Article 11 of Regulation S-X pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considered the guidance in the Division of Corporation Finance Financial Reporting Manual, Sections 9220.6 — 9220.9, to provide supplemental disclosure based upon additional pro forma financial information giving effect to the Take-Private Transaction on January 1, 2018.  Given the nature of the transaction, the only significant additional pro forma adjustment that would be reflected assuming that the Take-Private Transaction occurred on January 1, 2018 would be related to recognized intangible assets.  The Company believes its discussion of depreciation and amortization included in the historical audited financial statements, supplemented by the pro forma financial information prepared in accordance with Article 11 of Regulation S-X assuming the Take-Private Transaction occurred on January 1, 2019, provides the necessary and relevant information for an investor to understand the

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Company’s business and the underlying results of operations. Furthermore, the supplemental presentation assuming the Take-Private Transaction occurred on January 1, 2019 is consistent with the requirements under Article 11 of Regulation S-X.

The Company has revised the disclosure on pages 74 through 82 to present the discussion of its historical financial statement with greater prominence than the discussion of the Article 11 of Regulation S-X pro forma financial information.

Business, page 102

4.                                      We note your response to comment 11 and we reissue the comment in part. Please also quantify, to the extent possible, the percentage of your client contracts that are fixed price subscription contracts versus per-item priced contracts or tell us where you have disclosed this information.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that client contracts often cover multiple solutions with different pricing per solution. As such, it would be difficult to quantify a percentage of fixed price subscription contracts. However, the Company has revised the disclosure on page 119 to disclose that 76% of its 2019 revenue was generated from solutions provided pursuant to fixed price subscriptions.

5.                                      We note your response to comment 12. Please revise your disclosure to state how you define strategic clients, and disclose the percentage of your clients that are strategic clients.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it defines its strategic clients on page 119 under “Business—Go-to-Market Organization” as its largest and most sophisticated clients who typically use multiple D&B solutions across a variety of use cases. The Company has revised the disclosure on pages 10 and 117 to disclose that less than 1% of its clients are strategic clients.

6.                                      We note in response to comment 14 you have revised your disclosure to state that in your North American segment, 2% of your contracts are multi-year contracts. Given the small percentage that are multi-year contracts, please tell us why you believe the percentage increase in such contracts is appropriate to highlight in the summary. Please also tell us why you believe that the current level of multi-year subscription contracts results in a “high degree of revenue visibility” as you note elsewhere in the prospectus.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure in the summary is intended to reflect the impact of one strategy the new senior leadership team implemented following the Take-Private

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Transaction. Prior to the Take-Private Transaction, the Company historically contracted through annual subscriptions.  The Company has a global client base of approximately 135,000 and a change of 87% in multi-year contracts over the prior period represents an increase of more than 1,000 clients under multi-year contracts. The Company believes this increase in the multi-year contracts is meaningful given the historic practice of focusing on annual subscriptions and renewals. In addition, the Company believes that highlighting that 2% of its contracts were multi-year contracts in 2019 indicates to investors that there is still significant opportunity to expand the number of multi-year contracts among its client base as the Company continues to incentivize long-term contracts over annual subscriptions.

The Company respectfully advises the Staff that it believes its annual revenue retention rate, reflecting the percentage of clients of prior year revenue from clients who were retained in the current year, alone provides the Company with significant revenue visibility from year to year. While the Company has historically contracted under annual subscriptions, its revenue retention rate demonstrates that it has been able to consistently renew those subscriptions from year to year. For example, in 2019 the Company’s annual revenue retention rate was 96%. The Company believes that its annual revenue retention rate, combined with its focus on shifting clients from annual to multi-year contracts, enhances its revenue visibility as the percentage of its revenue from multi-year contracts increases.

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Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Anthony M. Jabbour
Chief Executive Officer
Dun & Bradstreet Holdings, Inc.

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